UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

 Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Floor 8, Tower D

No. 2 Guang Hua Road
Chaoyang District, Beijing

People’s Republic of China, 100026

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

EXPLANATORY NOTE

This current report on Form 6-K (this “Form 6-K”) and all the exhibits to this Form 6-K are incorporated by reference into the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-257664) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Amendment to Securities Purchase Agreement, Debenture and Warrants

On January 26, 2022, Ucommune International Ltd (the “Company” or “we”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with JAK Opportunities LLC (the “Purchaser”) for a $3,000,000 principal amount 8% senior debenture convertible into Class A ordinary shares (the “Debenture”) and three series of warrants to purchase Class A ordinary shares (the “Warrants”).

On March 1, 2022, the Company and the Purchaser entered into amendment agreements (the “Initial Amendment Agreements”) to the Securities Purchase Agreement, Debenture and Warrants to set a floor price of $0.30 per Class A ordinary share, par value of US$0.0001 each (the “Floor Price”) for the conversion price of the Debenture and exercise price of the Warrants.

On April 22, 2022, the Company effected a share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Company (the “Share Consolidation”). Under the Initial Amendment Agreements, the Floor Price shall be proportionately decreased upon a stock split or share subdivision of Class A ordinary shares, and proportionately increased in the case of a reverse stock split or share combination of Class A ordinary shares. Following the Share Consolidation, the Floor Price became $6.00 per Class A ordinary share, par value of US$0.002 per share.

On August 29, 2022, the Company and the Purchaser entered into additional amendment agreements (the “Second Amendment Agreements”) to the Securities Purchase Agreement, Debenture and Warrants to amend the conversion price of the Debenture, the exercise price of the Warrants and the Floor Price to $4.50 per Class A ordinary share, par value of US$0.002 per share. The Second Amendment Agreements shall become effective on September 6, 2022, unless Nasdaq objects to any of amendments therein prior to such date.

On October 25, 2022, the Company and the Purchaser entered into additional amendment agreements (the “Third Amendment Agreements,” and together with the Initial Amendment Agreements and the Second Amendment Agreements, the “Amendment Agreements”) to the Securities Purchase Agreement, Debenture and Warrants to amend the conversion price of the Debenture, the exercise price of the Warrants and the Floor Price to $2.30 per Class A ordinary share, par value of US$0.002 per share (the “Amended Floor Price”). The Third Amendment Agreements shall become effective on November 4, 2022, unless Nasdaq objects to any of amendments therein prior to such date.

The Amended Floor Price shall be proportionately decreased upon a stock split or share subdivision of Class A ordinary shares, and proportionately increased in the case of a reverse stock split or share combination of Class A ordinary shares. While the Debenture and Warrants remain outstanding, the Company shall not issue Class A ordinary shares or Ordinary Share Equivalents (as defined in the Securities Purchase Agreement) at a price per share or with a conversion or exercise price per share, as applicable, that is below the Amended Floor Price without the prior written consent of the Purchaser.

The foregoing summary of the Amendment Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of this document. Copies of the Third Amendment Agreements are attached hereto as Exhibits 4.1, 4.2 and 10.1, which are incorporated herein by reference.

Safe Harbor Statements

This Form 6-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this Form 6-K and in the attachments is as of the date of this Form 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Amendment to 8% Senior Convertible Debenture dated October 25, 2022
4.2	Amendment to Warrants dated October 25, 2022
10.1	Amendment to Securities Purchase Agreement dated October 25, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Siyuan Wang
Name:	Siyuan Wang
Title:	CFO

Date: October 25, 2022

[Signature Page to Form 6-K]

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